Filed Pursuant To Rule 433

Registration No. 333-209926

April 29, 2016

http://www.marketwatch.com/story/gold-silver-gain-as-boj-fed-inaction-sinks-dollar-2016-04-28

Gold, silver up a fourth session as BOJ, Fed inaction pressures dollar

By Myra P. Saefong

April 28, 2016

Gold and silver futures notched a fourth straight session climb on Thursday as a pair of central banks fueled a downdraft in the dollar.

Neither the U.S. Federal Reserve nor the Bank of Japan altered their current monetary policies. The BOJ inaction was particularly shocking to global markets as many had expected Japanese policy-setting members to enact a fresh round of stimulus to weaken the yen and combat low inflation.

June gold GCM6, +1.66% tacked on $16, or 1.3%, to settle at $1,266.40 an ounce. Prices marked the highest settlement since March 10. The SPDR Gold Trust GLD, -0.14% was also trading up 1.6%. The Market Vectors Gold Miners ETF GDX, -0.11% climbed 4.3%.

July silver SIN6, +1.90% added 25.3 cents, or 1.5%, to $17.588 an ounce, ending at a level not seen since mid-May of last year.

The central-bank decisions sent the dollar spiraling lower and a weaker dollar makes the greenback-denominated precious metals more attractive to buyers using other currencies.

The ICE U.S. Dollar Index DXY, -0.70% which measures the buck against a basket of currencies, was down 0.6%. The yen USDJPY, -2.99% climbed sharply versus the greenback as Japanese equities slumped following the BOJ’s decision Thursday to leave its monetary policy unchanged.

“The tempter tantrum in global markets today is quite worrisome as it shows how completely dependent global markets have become on the drug of cheap money from central banks including the BOJ,” Mark O’Byrne, research director at GoldCore in Dublin, told MarketWatch.

The BOJ maintained existing interest rates at minus 0.1% and still very high levels of quantitative easing, he said. “Ordinarily, this would be very supportive of markets [but] the failure of Abenomics and ultraloose monetary policies to ignite any sort of meaningful economic recovery means that market participants are becoming jittery.”

The Fed on Wednesday also held interest rates steady and kept their options open for a move in June.

With that decision, the central bank continues to show that “interest-rate normalization is a low probability event in our lifetimes,” said Roy Sebag, chief executive officer of GoldMoney. “The longer these rate hikes are delayed, the more likely it is that future monetary policy prescriptions will require negative interest rates to maintain aggregate demand.”

Interest-rate policy can influence demand for nonyield-bearing assets like gold, putting them in competition with those offering yields. The cautious path for both central banks has bolstered the case for continued bullish bets on metals.

The Fed seems likely to take no action on rates while “data continue to present a mixed picture of the economy,” said George Milling-Stanley, head of gold strategy at State Street Global Advisors. So the market will probably “suffer bouts of uncertainty ahead of future Fed meetings this year.”

“In the continued absence of any surprises from policy makers, the gold price could still see further gains in 2016,” he said. “A price of around $1,350 by year-end could be sustainable.”

Rounding out metals trading, July copper HGN6, +0.04% rose less than a cent, or 0.3%, to $2.232 a pound. July platinum PLN6, +2.72% rose $25.30, or 2.5%, to $1,050.70 an ounce, while June palladium PAM6, +2.28% added $14.70, or 2.4%, to $624.35 an ounce.

Meanwhile, the iShares Silver Trust SLV, -0.18% the world’s largest physically-backed silver exchange-traded fund, marks its 10th anniversary Thursday. According to the Silver Institute, it accounts for 94% of all U.S. silver ETF holdings. It was trading 2% higher Thursday.

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